UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                             AMENDMENT NO. 3

               Under the Securities Exchange Act of 1934


                         Trycera Financial, Inc.
                            (Name of Issuer)


                      Common Stock, par value $.001
              Options and Warrants to Purchase Common Stock
                     (Title of Class of Securities)


                               89845Q 10 4
                             (CUSIP Number)

                                Luan Dang
                        1967 Port Provence Place
                        Newport Beach, CA   92660
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                              May 27, 2006
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

CUSIP No. 89845Q 10 4

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Luan Dang

2.   Check the Appropriate Box if a Member of a Group       (a) _____
                                                            (b) _____
3.   SEC Use Only

4.   Source of Funds          OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power          755,000(1)
     8.   Shared Voting Power            -0-
     9.   Sole Dispositive Power     755,000(1)
     10.  Shared Dispositive Power       -0-
          (1) Includes 150,000 shares underlying options and 35,000 shares underlying warrants. The Reporting Person was granted a total of 50,000 options on May 27, 2006, that vest as follows: 1/4th of the total options granted at the end of each three-month period, which initial period shall commence on the day of the grant, and immediately in the event of a Corporate Transaction, as defined in the Issuer's Stock Option/Stock Issuance Plan. All of the shares obtainable upon exercise of the options are being reported. The remaining 100,000 options and 35,000 warrants are fully vested.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     755,000 shares     Calculated as if all options were eligible to be
                        exercised.

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     10.2%     Calculated as if all options were eligible to be exercised.

14.  Type of Reporting Person

     IN

Item 1.   Security and Issuer

     Common Stock, par value $.001
     Trycera Financial, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 210
     Newport Beach, CA   92660

Item 2.   Identity and Background

     (a)  Luan Dang
     (b)  1967 Port Provence Place
          Newport Beach, CA   92660
     (c)  Self Employed Consultant
          1967 Port Provence Place
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration

     Mr. Dang received 500,000 shares of common stock as a bonus for becoming a director. Of the options granted: 75,000 were for being an outside director; 30,000 were for being on the audit committee; 30,000 were for being on the compensation committee; and 15,000 were for acting as chair of the compensation committee. Mr. Dang purchased a total of 70,000 shares in two private offerings of the Issuer, which also included the 35,000 warrants.

Item 4.   Purpose of Transaction

     The shares of common stock, options and warrants were acquired as an investment in the Issuer by Mr. Dang. The Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;
     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a)  755,000 shares               10.2%
     (b)  Sole Voting Power          755,000 shares(1)
          Shared Voting Power            -0-
          Sole Dispositive Power     755,000 shares(1)
          Shared Dispositive Power       -0-

               (1) Includes 150,000 shares underlying options and 35,000 shares underlying warrants. The Reporting Person was granted a total of 50,000 options on May 27, 2006, that vest as follows:
          1/4th of the total options granted at the end of each three-month period, which initial period shall commence on the day of the grant, and immediately in the event of a Corporate Transaction, as defined in the Issuer's Stock Option/Stock Issuance Plan. All of the shares obtainable upon exercise of the options are being reported and used in the calculations.

     (c) On May 3, 2006, Mr. Dang purchased 20,000 shares of the Issuer, which included 10,000 warrants, for a total of $20,000. On May 27, 2006, Mr. Dang was granted 25,000 options for continuing service as a director, 10,000 options for continued service on the audit committee, 10,000 options for continued service on the compensation committee, and 5,000 options for continued service as chairman of the compensation committee.

     (d)  Not Applicable
     (e)  Not applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable

Item 7.   Material to Be Filed as Exhibits

     None

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 28, 2006

/s/ Luan Dang
Luan Dang


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)